

word|data ™

AI Powered API Powering ALL
Copy Creation Online
("Autocomplete as a Service")

Social Media's

hellowoofy.com / woofy.ai

helloWoofy ™

Smart Marketing for Underdogs

Clunky / Data Starved but Affordable


What do you want to share?
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Today
Twitter Analytics now open to ALL users! Just go to (even if you don't advertise) and click analytics at the top.
Originally tweeted on 6/13/2013 10:06:30 AM
12:04 PM
4 Retweets
0 Favorites
0 Mentions
0 Clicks
730 Potential
Ha! RT Love this from on responsive design: "If you have to pinch to read content, you didn't do it right."
12:01 PM
0 Retweets
0 Favorites
0 Mentions
730

Clunky / Data Rich and Unaffordable + No True AI



We've been there...

Experienced founder felt the pain of creating content,
managing marketing assets, setting schedules and running
6+ social media platforms on a lean budget.

Businesses fail to engage effectively with leads online or
visually see where customers come from. We started with social media
management and soon, will have the means to write ALL marketing
copy at scale using our smart content creation engine (patent pending)

Industry Size: $18B+ by 2023



The solution

Engines



Artificial Intelligence



Platform Compliance



Predictive Linguistics



Colorblind Support



1st Party Data



Post Schedule Optimization



Natural Language Processing



Voice Assist



Vision/Object Detection

word|data™

a helloWoofy product

AI Powered API

Patent Filings

Smart Marketing for Underdogs (aka Small Businesses)





Woofy.ai



Unlock Pro

I love dogs

Copy to Clipboard

I love dogs?

I love dogs? yes

rds that go well with your social media post.



Click on the hashtags and
emojis to copy
#instamood
#photooftheday
#instablog
I
love
#heart
#poetry
#feelings
#aktivler

Demo of HelloWoofy.com

Translate Your Copywriting into any Language

Autocomplete Social Posts Saving You Time

Soon: **SEO Optimized Blog Posts** Too!

See **Quotes** and **Hashtags** from any Article URL

Emojis May Drive Significant Uplifts in **Engagement** (A.I. Recommended)

See Copyright Free **Graphics** Based on Your Social Media Post and **Suggested Hashtags**

Use Your Favorite **Graphic Editors** to Create Works of Art!

Create New Post

What do you want to say?

English   Spanish

Social media is a great marketing tool [tab]

https://www.socialmediaexaminer.com/organic-social-content-marketing...

Quotes

"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."

+ add to post

Hashtags   URL Related

#TWITTER   #FACEBOOK   #CONTENT   #ONE

#LINKEDIN   #ALGORITHM   #MEDIUM   #ENGAGEMENT

Emojis

Post Date

Post Now
Schedule Post

Select hour

Select Hour

Images Related Hashtags

#SocialMedia   #Technology

#Instagram   #SocialMediaManager

#YoutubeVideos   #DigitalMarketing

#SocialMediaMarketing   #Facebook

+ADD PHOTO OR VIDEO

Canva

PicMonkey

designbold

Choose your social account   CANCEL   POST

Autocomplete Post, Find Trending Hashtags, Engaging Emojis and More....



Create New Post
What do you want to say?
English
English
I love you tab
Add a URL above and Woofy will fetch quote suggestions
Entrepreneur Hashtags
#VENTURECAPITAL
#STARTUPS
#LEADERSHIP
#ANGELINVESTORS
#INCUBATORS
#MEDIA
#INSPIRATIONSUCCESS...
Select Hour
#LOVE
#PLANT
#FLOWER
#PINK
#YOU
#ILOVEYOU
#TEXT
#FONT

Be aware of how similar your content is... Upload Images w/ Text...Let Woofy Type It



Love this #awesome quote: The Future IS NOT PREDICTED BUT THE FUTURE IS C
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 80%
Facebook 21%
Instagram 28%
Category: HW: Motivational
The Future IS NOT PREDICTED BUT THE FUTURE IS CREATED
ASK YOURSELF IF WHAT YOU ARE DOING TODAY IS GETTING YOU CLOSER TO WHERE YOU TOMORROW. #inspiration ✔
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 96%
Facebook 100%
Instagram 100%
Linkedin 100%
Category: HW: Motivational

Write Long Form Content Like a Pro...Automagically



Create Blog Post
My Drafts
Upload Blog Post
My Folders
Add Folder
Title
URL will appear after publishing this article to your blog
English
French
2 min read
What's on your mind? tab
I love this text!

1. Blog Articles
2. Whitepapers
3. and more.



Watch Demo

AI Powered Autocomplete for Copy Creation

autocomplete

Demo of Google Chrome Extension: Autocomplete Anywhere on the Internet Using AI



Facebook

@Arjun Rai

☐ Group @🚀 Content Master...

☐ Event @{LIVE} What's Ne...

Amazon Alexa Flash Briefings

☑ amazon alexa
HelloWoofy Skill (Coming Soon)

Choose your social account ▾

Creators share content directly into the living rooms of their listeners, fans and customers.

Schedule text, audio or video posts alongside popular social media websites using your **favorite marketing platform, hellowoofy.**

Smart speaker marketing...for every underdog!

Click to See DEMO



amazon alexa

HelloWoofy Skill (Coming Soon)


Your API Consumption
Total: 19463970
emojidata
NAVIGATION
Dashboard
Demo
Analytics
Keys
Plans & Credits
Docs
Arjun
Last 365 days
RealTime Emoji Tracker
API Calls
~5M+ Monthly
~20M+ Total

Combined, Google, Amazon and Microsoft Provided Over $250,000 in Credits for Tech Expansion and Data Science Research

AI Powered API Powering ALL Copy Creation Online (“Autocomplete as a Service”)

Enterprise Play: WordData / EmojiData API





✍️ **API Call Based Pricing**



📱 **SaaS SMM Platform**



📺 **Google Chrome Extension**

and more.







emojidata
Home
Blog
Client Login / Signup
World's first programmatic emoji database + API
Real Time Use of Emojis Across Globe
word data
6,000,000 API Calls a Month (and growing)



autocomplete
Woofy for Chrome
Autocomplete
Emoji suggestions
All emojis
Single Post
Add to Library
New Message
Recipients
Subject
This is amazing. How are you?
Thanks,
Arjun Rai :)
Founder and CEO, HelloWoofy.com / Woofy.ai



~21,900% Growth in 2020



Today

Gross volume ⌄	Yesterday ⌄
$324.00	$162.00
11:22 PM	



12:00 AM — Now, 11:22 PM

Reports overview

Custom ⌄ | 📅 Mar 1–Sep 9 | compared to | Previous year ⌄

Gross volume +5,803.0%
$95,962.55 — $1,625.65

Mar 2020 — Sep 2020

Net volume from sales ⓘ +5,390.9%
$86,039.25 — $1,566.93

Mar 2020 — Sep 20



Monthly Sales
~$10k-$15k

Total Sales
~$200,000

Customers
~7,000 SMBs






Co-Creation: Integrated
with Hootsuite (18M+ Pros)



hello**Woofy**™

	helloWoofy	Hootsuite	buffer	MeetEdgar
Social Media Management	✓	✓	✓	✓
Desktop Dashboard	✓	✓	✓	✓
Infographic/Visual Analytics	✓	✓	✓	✗
Mobile App	✓	✓	✓	✗
Recurrence/Automation	✓	✗	✗	✓
AI/ML/Compliance Engines	✓	✗	✗	✗
1st Party Data Insights/Trends	✓	✗	✗	✗
Voice Assist/Colorblind Support	✓	✗	✗	✗
Long Form Content AI Creator	✓	✗	✗	✗
Autocomplete Posts	✓	✗	✗	✗
Basic Plans	$49 - $129	$29 - $129	$10 - $199	$49







10 Year Vision





Step 1

Giveaway product as "loss leader" reaching critical mass of users at an affordable price point crushing "competitors" on traditional SaaS business models within industry...

+ In App Purchases of Premium Features (HelloWoofy generates commissions via third party vendors 10-15%)

Step 2

Use first party data + 500M data points to train autocomplete as a service API, WordData.ai, further increasing accuracy of AI outputs exponentially...

Step 3

word data™

a helloWoofy product

Power the internet with all things writing based (forms, emails, blog posts, social media content, ad copy etc.) using browser extensions or custom enterprise API integration of WordData.ai tech into platforms...

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")

autocomplete

The Experts



Founder



Arjun
CEO + INVESTOR

Data Science and Artificial Intelligence Research

  

Sunil
LEAD DATA SCIENTIST

Arun
DATA SCIENTIST

Abhi
FULL STACK ENGINEER

Design, UX and UI

  

Ana
LEAD AI DESIGNER

Alla
JUNIOR DESIGNER

Beatriz
UI DESIGNER

Growth Marketing



Michael
VP OF PAID MARKETING

Engineering and Product

   

Anton
VP OF ENGINEERING

Georgi
LEAD ENGINEERING MANAGER

Alex
SENIOR ENGINEER

Alex
FULL STACK ENGINEER

  

Alek
LEAD QA ENGINEER

Vitaliy
IOS ENGINEER

Nik
ANDROID ENGINEER

Executive Assistants

 

Buel
CHIEF WOOF OFFICER

Amber
CHIEF MEOW OFFICER



Coal
CHIEF PURR OFFICER



Investors and Advisors

 



Bonnie Halper
Editor in Chief,
StartupOneStop.com

Advisor
Content/Communications/
Human Resources



Steve Hayden
Former Vice Chairman and CCO,
Ogilvy Worldwide

Investor
Marketing/Branding/Biz Dev



Jodie Green
Founder, Little Dragon Digital

Advisor and Investor
Strategy/PR/Marketing



Tim Draper
Founder, Draper Associates

Strategic Partnerships,
Media and Press



Roger Marion
Founder, Marion and Allen

Legal Counsel
Legal/Finance/Investor Relations



Raising via Equity Crowdfunding!



Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit

Advisor
Engineering/Data Science



Michael Donnelly
Managing Director, Lighthouse
Labs LLC.,

Partnerships, Agency Relations
and Marketing



Scott Kallick
Business Coach

Strategy, Culture and HR



Glenn Argenbright
General Partner, Quake Capital

Human Resources



Danielle and Michael
1517 Fund (Scout Venture for Peter
Thiel)

Strategy and Culture



Troy Sandidge
Social Media Executive

Partnerships, Media, Product

word|data ™

a helloWoofy project

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")



Thank you

ASK FOR A DEMO. ONBOARDING IN 15 MINS OR LESS.

helloWoofy ™

arjun@hellowoofy.com

What Did the Judges Say on TV?

"I also noticed that [Arjun] was very precise about where he was suppose to stand...to create a great product you really have look for that perfection..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"We thought it had incredible unique-ness...I don't know anyone doing AI for emojis..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"Feels like autocomplete in iMessage except it actually works." - Nick Mehta, CEO, Gainsight

"You can help us look really hip on social media...this is amazing!" - Nick Mehta, CEO, Gainsight

"He's found a market pinpoint that being a business person is real." - Nick Mehta, CEO, Gainsight

"I was impressed with the technology...this is a great use case." - Nick Mehta, CEO, Gainsight

"He's a very impressive guy and I am all for it. [...] I like the guy."" - Bill Draper, Draper Richards Kaplan Foundation

"[...] Woofy, for me...it's the full package of compelling story, clear articulation of the vision, neat technology, good design." - Nick Mehta, CEO, Gainsight






HelloWoofy

HelloWoofy, the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.

Since our last update, **HelloWoofy** was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.

HelloWoofy's founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.

[...]

We'll talk soon.

Until next time,

Neil Patel



Inc.

Email marketers have gotten mixed results too. Alexander M. Kehoe, co-founder and operations director at Caveni, a digital marketing firm, initially saw a spike in open rates in marketing emails that included emojis. But the emoji effect wore off, peaking at around 75 to 80 percent open rates compared with 65 percent for emails with zero emojis, until it later slowed to 40 percent versus the 65 percent baseline.

WORKING FROM HOME

Face It: Emojis Are Vital in Business This year's lasting legacy may be how the remote workforce made emojis an integral part of written language.

BY BURT HELM @BURTHELM



"Emojis in a tweet can **increase engagement by 25.4%** and emojis in a facebook post can and the number of comment **increase the number of likes by 57%** and shares by 33%."

Hubspot Research Article



"48% of respondents [...] say they are more
likely to follow a brand on social media
if it uses emojis, while **44% claim to be more
likely to purchase products** that are advertised
using emojis."

Adobe Emoji Trend Report, July 2019



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